365953.001(B&F)
                                         SEC FILE NUMBER:  0-26790
                                         CUSIP NUMBER:



                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        FORM 12b-25

                NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q   [ ] Form N-SAR

              For Period Ended:  December 31, 1996
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

  Innovus Corporation
Full Name of Registrant


Former Name if Applicable

  2060 East 2100 South
Address of Principal Executive Office (Street and Number)

  Salt Lake City, Utah  84109
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



[x]
(b)
The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

    Recent reductions in personnel has resulted in new assignments and responsibilities for key members of management, which has reduced the time available for preparation and review of the subject report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Paul H. Shaphren      (801)             531-3022
      (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months
    (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                         [x] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
    or portion thereof?  [x] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant estimates that net sales for 1996 were approximately
         $597,000 compared to $189,380 in 1995. Loss from operations is estimated to be $6,697,000 compared to a loss of $3,727,458 in 1995. Net loss for 1996 is estimated to be $6,759,000 compared to net loss of $3,735,351 in 1995. These changes are generally consistent with the first three quarters of the year and reflect the Company's software being available for commercial sale with attendant increases in selling and marketing expenses. These amounts are estimates only and are subject to revision when the financial statements are completed and filed.



                            Innovus Corporation
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      March 31, 1997                    By   /x
                                  Terry Haas, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION


Intentional Misstatements or omissions of fact constitute Federal
Criminal Violations  (See 18 U.S.C. 1001).